Exhibit (a)(5)(S)

The Following is a corrected transcript of the conference call given by representatives of Astellas Pharma Inc. on May 17, 2010:

Astellas Pharma M&A/Other Teleconference 4503 JP

2010-05-17 14:20:33.145 GMT

Event Date: 05/17/2010

Company Name: Astellas Pharma

Event Description:Acquisition of OSI Pharmaceuticals, Inc. by Astellas Pharma, Inc. Call

Source: Astellas Pharma

MANAGEMENT DISCUSSION SECTION

Operator:

Ladies and gentlemen I thank you very much for participating our telephone conference to announce the merger - acquisition of OSI Pharmaceuticals by Astellas.

Let me introduce the participants, Mr. Nogimori, the President and CEO; and Mr. Yoshihiko Hatanaka, Senior Corporate Executive, CFO & Chief Strategy Officer; Corporate Executive VP, Corporate Finance and Control Mr. Masuda; and VP Licensing and Alliance Mr. Yokota. [ph] My name is Mr. Kawamura, VP of Corporate of Communications. Before giving you the explanation into the conference call, there might be a chance that we may - we are going to give our forward-looking information but this is an just estimate by the company. And due to the various factors, our future - our forecasts might entirely different from the information that may be delivering it you in this conference call.

So I would like to ask Mr. Nogimori to take it over from here.

Masafumi Nogimori, President and Chief Executive Officer:

My name is Nogimori, the President and CEO of Astellas. Despite a very busy schedule thank you very much for attending this conference call to give you the announcement about acquisition by Astellas of OSI Pharmaceuticals, the U.S. a pharmaceutical company. As was released in today’s press release we have reached an agreement about the acquisition between OSI and I am very delighted to be able to report this to you.

As so we have been disclosing to you through our U.S. subsidiary we have started the Tender Offer on March 2, the U.S. time to acquire the OSI common stock in cash of $52 per share. And after that on U.S. Time March 29, we concluded an NDA with OSI and by getting the undisclosed non-public information we executed detailed due diligence and we have carried out a number of negotiations and with that we were able to achieve - agreed on the acquisition this time.

The offer price, $57.5 per share, that we reached agreement this time has taken into account of mid-to- long-term enterprise value of OSI and we believe that this is appropriate pricing.

Astellas has long-term management vision of Vision 2015 and in this vision, we are trying to become the global category leader and with oncology area to be the important area and we have been aggressively pursuing to build the platform in this area. And by acquiring OSI this time, we will be able to quickly set up the oncology area in the U.S. and also at the same time we will be able to further enhance our product portfolio and development pipeline.

Furthermore, in addition to the cancer area platform owned by OSI, the drug discovery platform and human resources owned by OSI to be integrated with the Astellas existing business, will enable us to maximize the value of two companies’ management resources and that would enable to enhance the growth strategy.

In addition to this mid-to-long term growth, through the sales of world-leading oncology treatment Tarceva we believe that this will contribute to our earnings from the early stage and this will contribute to the big improvement of our enterprise value. So in Astellas’ growth strategy, the acquisition of OSI has a very significant meaning. And in concluding the definitive merger agreement, I’m very delighted to be able to obtain the approval from the OSI Board of Directors so that we would be able to pursue this acquisition in a friendly manner and believe that this friendly acquisition will play a very important role in our future growth strategy for the company. So we would like to refer to the materials from now on. As you can see from the agenda on page two, I would like to explain the transaction summary, strategic rationale, the overview of OSI, and impact on the financials.

So, first of all, please take a look at page four. In this slide, I’m going to explain about the overview of the transaction. The purchase price is $57.5 per share and this is going to be 55% premium to the closing price of February 26, 2010, which is the last trading day before the tender offer announcement. And for acquisition amount, it will be about $4 billion on a fully diluted basis. And for the tender offer period, after we file the amended Schedule TO with US SEC, it’s going to be extended by 10 business days. And for the acquisition amount, we are going to be financed fully by cash on our hand.

And as you can see from page six, Astellas is pursuing to become the global category leader as mentioned in Vision 2015. In other words, in the multiple categories, in which high-level specialties are required and unmet medical needs are high by offering the high value-added products globally, we are trying to become the leader of the category by building the competitive edge.

Please take a look at page seven, as you can see, our company is focusing on those five areas. Following transplantation and urology areas, we prioritize our investment in oncology so that it will be the third area in which we will become the global category leader. So by acquiring OSI, in addition to Astellas existing business in the US by adding the OSI’s US oncology area, we will be able to have a very big step forward in becoming the global category leader in oncology area.

In page eight, as I have mentioned at the beginning, it is very important for us to acquire OSI in terms of a strategic meaning. The biggest important thing here is that, by acquiring OSI, our oncology business platform can be developed early. In other words, by acquiring OSI, we will be able to obtain the oncology platform which already has the drug discovery, development and commercialization. But on top of that, we will be able to expand pipeline of the oncology area, and at the same time we will be able to obtain the small molecule compound discovery research platform, which discovered Tarceva, the blockbuster drug. And furthermore, OSI acquisition will bring about established revenue source and at the same time we are expecting to have this to improve our profitability as well as the growth. And we can expect to see the future growth coming from the late stage development program from OSI and the Tarceva expansion of the label. In oncology area, OSI has the partnership with global leader Roche in oncology area and also Genentech in US, and this partnership will not change by this acquisition. And by development and sales of Tarceva, we will be able to obtain their knowledge and know-how in oncology area. And finally, for the OSI DPP-IV inhibitor, we expect further increase in the royalty income from that based on the success of drugs of this class as well as the market in the diabetic areas.

Please take a look at page nine. We have integrated R&D organization globally and we think we are trying to enhance our oncology areas by leveraging our in-house resources as well as acquisition. By having OSI research platform on top of it, we will be able to further strengthen this. And Astellas is currently having our own sales network in Japan, the US, Europe and Asia, but acquiring OSI will enable us to own the sales network in the US oncology area at once. Please take a look at page 10. In order to expand the oncology pipeline, we had been investing our management resources. With OSI pipeline that will be further enhanced. In addition to Tarceva, we will be able to obtain three new molecular targeted candidate compounds which we are considering to have a indication to multiple cancers.

Page 11, please. As I explained in the previous page, we have many anti-tumor pipeline assets. By the acquisition of OSI, we will have the marketed products already strongly based in U.S. oncology market and we will be able to continuously invest in pipelines. OSI has a proven track record of very strong sales network through which we can effectively launch new products. I have explained the outline of the acquisition in the strategic significance for Astellas. Now, let me explain OSI business profile.

Page 13, please. OSI was established in 1983 in U.S. Now they’re based in Melville in New York and they have facilities in Colorado, New Jersey and in U.K. The facilities in U.S. will be consolidated by the end of this year in Ardsley, New York.

In oncology, diabetes and obesity areas, OSI covers innovative molecular targeted drugs from discovery to development and commercialization in an integrated manner. It is a unique and profitable biotech company. Major product, Tarceva, is a blockbuster indicated for non-small cell lung cancer. It also has promising development pipeline assets in oncology, diabetes and obesity. Also performance is positive and we can expect strong growth.

Furthermore, page 14, please. As I stated, OSI has established oncology platform in U.S. and its blockbuster Tarceva has considerable patent life remaining.

In oncology, they have experienced and capable medical reps and they have the quality drug discovery infrastructure and know how evidenced by the experience of successfully launched Tarceva.

Page 15. It summarizes the main product Tarceva. Tarceva is one of the most successful oncology products in terms of number of patients treated in U.S. history, 2009 it achieved $1.2 billion in sales worldwide to treat non-small cell lung cancer and it is approved and marketed in 109 countries worldwide. Also they have a very strong life cycle management plan. In April, FDA approved indication for maintenance therapy and we expect additional opportunities in expansion of indications. Page 16, explains Tarceva’s life cycle management and potential for next few years. It also shows expected trial data timing. Page 17, OSI’s development pipeline is summarized here. In addition to indication expansion of Tarceva, there are three candidates for oncology area, OSI-906, is Phase 3 for adrenocortical carcinoma and for ovarian cancer it is in Phase 2. OSI-930 is now in Phase 1 considering various cancer types. OSI-027 is for advanced solid cancer and lymphoma, for which Phase 1 trials are ongoing.

Next Prosidion, OSI subsidiary in UK, has pipeline assets in diabetes and obesity, including PSN821 for Type 2 diabetes and obesity. And also PSN010 is being licensed out to Eli Lilly and Phase 2 studies are ongoing for Type 2 diabetes.

Page 18, among various assets owned by OSI, one thing that we appreciate very highly is OSI’s discovery capability. OSI focuses on targets with biological validation in the areas of oncology, diabetes and obesity, and multiple small molecule programs are being explored. As I said before, drug discovery for oncology is U.S based and drug discovery for diabetes and obesity is based in U.K., through their subsidiary Prosidion.

Page 19, strong business platform is reflected in the robust financial performance. Sales from 2007 grew 12% on average and in 2009 $428 million was reached. Operating income, thanks to OSI’s business model has shown even higher growth rate. We expect, in future, with new products coming into the market, further growth.

Lastly, Page 21, financial impacts will be explained. Please note that the numbers shown on this page are based on the information currently available and may vary depending on OSI’s future performance and the business combination accounting treatment. And regarding the impacts on the consolidated result after integration will be announced to you when we have the update, and final numbers. For FY 2010, we considered nine months impact from July to March next year, and sales impact will be positive 34 billion yen income before amortization will have 14 billion yen positive impacts, and after amortization minus 17 billion yen.

For FY 2011 and beyond, we expect OSI’s business to grow more as shown in this graph up to 2014, the last year of mid-range plan to be announced next week, and we expect that both sales and operating income will grow annually. So that was my presentation, regarding OSI acquisition.

As I said in the beginning, for Astellas to be the global category leader in oncology, this acquisition is a major step. By maximizing the value of the management resources of Astellas and OSI, we want to make sure that our growth is secured, and we will do our best for that. Thank you very much.

Company Representative:

Thank you very much. That will be all from the explanation from Astellas. So we’ll like to take question from the participants.

Q&A

Operator:

This question is from Schroeder, Ms. Sato.

<Q>: This question is from Schroeder, Ms. Sato. I have two questions. So about the revision to this offer price after the due diligence and I understand that valuation of price has gone up and if there is such then we would like to know the factor for that, and also if you consider the probability of the transaction, then please let us know about that. And on Page 21, impact to the profit and loss that is line for operating profit, there are two lines there. So about this yellow line that is mentioned in there, in I think, second half of 2012 or the first half of 2013 it looks that you are going to go beyond the breakeven point. Is my understanding correct?

<A Yoshihiko Hatanaka>: So, this is Yoshihiko Hatanaka. So, let me respond to your questions. The first question about the revision to our offer price, well as you’ve known at the end of March with OSI, we concluded an NDA and after that we got undisclosed non-public information from them and since then, the changes that happened by the first line indication approval of Tarceva and other we have revisited everything and we revalued. So, about the probability of transaction, it is — this is not the factor that makes us change the tender offer price. And your second question, as our President had mentioned, according to the estimates based on the information that we currently have, we estimate that, in a third year or on the fourth year, our operating income after amortization across that would turn to be positive, so that’s the estimation that’s we currently have. So, for estimation or the forecast that we have — so to further looking to the details and also to clarifying in the accounting process, we might be able to give you our more specific numbers later.

<Q>: About the first indication on Tarceva, did you not include that information to your first evaluation first tender offer price at all or did you not include 100% of that of first line from the very beginning for the maintenance indication of Tarceva but put partial value for that. And, after that first line indication was finalized first you put 100% of that value into your tender offer, is that correct?

<A>: No. After looking to various stages we had new value to that.

<Q>: That’s all from me. Thank you very much.

Operator:

Mr. Yamaguchi from Citigroup. Go ahead.

<Q - Hidemaru Yamaguchi>: Hello. About the structure mechanism regarding anti cancer driver, you now have the growth driver for oncology, and for combination with your existing products and pipeline how do you make decision, and where and who. So as of now U.S OSI may play a major role there. So regarding OSI franchise to be leveraged for your process in the integration, what’s the decision making process?

<A - Masafumi Nogimori, President and Chief Executive Officer>: This is now Nogimori speaking. Let me answer that question, regarding the question of decision-making especially about the pipeline assets, well, about how we move forward, we will be discussing together with OSI from now. Our clinical development based in Chicago will be very much in coordination as we move forward.

<Q - Hidemaru Yamaguchi>: Thank you. Thus next is my second question, regarding impact of finance, 14 billion and 17 billion together, 31 billion and that is for nine months and divided by nine, about 40 billion is the annual amortization, is that correct?

<A>: I think that’s more or less right.

<Q - Hidemaru Yamaguchi>: For FY 2014, is the scale accurate?

<A>: We did not precisely measure the scale. This is based on our currently available information and this is a schematic concept. One thing we can say is operating income before amortization we expect the growth that is what we can answer to you at present.

<Q - Hidemaru Yamaguchi>: Thank you very much.

Operator:

The next question is from Kenji Masuzoe from Deutsche Securities.

<Q - Kenji Masuzoe>: This is Kenji Masuzoe speaking. I have a number of questions. But the first question is that, going forward, so you mentioned that a period of tender is going to be extended by 10 business days, and if about 90% or whatever are tendered, but going forward, how do you proceed going forward?

<A - Yoshihiko Hatanaka >: This is Hatanaka speaking. So in order for us to complete the tender offer, we need to obtain more than 50% of the outstanding shares. So what we are going to do going forward is to make sure that we obtain more than 50% and, of course, if more than 50% and less than 90% are tendered, generally speaking, then we need to go to the shareholders’ meeting to make merger or acquisition successful. And another point, if we were to be able to obtain more than 90% of the outstanding shares, then as a short-form merger, shareholder approval will not be necessary. So we’re not in a position to make a comment about the result, but the price that we agreed with OSI reflects OSI’s mid-term enterprise value and, to OSI shareholders, they will be able to turn their value into cash immediately. So we believe that this deal is appealing for the shareholders of OSI.

<Q - Kenji Masuzoe>: And if you can be successful then you estimate that the consolidation will start from July this year?

<A - Yoshihiko Hatanaka >: Yes, that is correct. So that’s our estimate based on which we created numbers.

<Q - Kenji Masuzoe>: So you mentioned that this is going to be a friendly tender offer [ph], but can I understand that the current OSI management people will remain for next one year or one and a half year, I don’t know, but would that be the condition for this transaction?

<A - Yoshihiko Hatanaka >: Including that point, how we’re going to go to the integration process between OSI and Astellas, that will depend upon the discussion that we’re going to have going forward. So at this point in time, I’m not in a position to give you the detailed information.

<Q - Kenji Masuzoe>: Would you be able to see some cost synergy or sales synergy coming from there?

<A - Yoshihiko Hatanaka >: Well, generally speaking, that could happen. But as was mentioned by Mr. Nogimori, we put importance to the strategic side of this transaction. We do not put a lot of importance to the cost synergy in going through this acquisition.

<Q - Kenji Masuzoe>: Last question, next week you’re planning to announce your mid-term business plans, but you will not be able to include this transaction into your mid-term business plan in terms of number, is that correct?

<A>: Well, of course, we are putting our efforts right now. But slide 21, what we can do is to add this to our analysis. That’s maybe all we can do.

Operator:

Next question is from Credit Suisse, Mr. Sakai. Mr. Sakai, go ahead. Hello?

<Q - Fumiyoshi Sakai>: I have two, three questions. As of 22 April, Astellas acquired 42,283 shares, can you figure this to change from the number of shares that you have acquired since that time?

<A - Yoshihiko Hatanaka >: This is Hatanaka speaking. It was indicated at the end of today’s press release that as of 4 p.m. May 14 (New York Time), 299 thousand shares were tendered.

<Q - Fumiyoshi Sakai>: Thank you very much. First quarter of OSI is already released. On the fees associated with acquisition was paid and I suppose financially it has negative impact, but as a guidance on the other hand, 500 million for sales, that was the estimate, and if consolidation starts in July then, the first quarter and the second quarter of OSI, how would that be treated?

<A - Yasumasa Masuda>: This is Masuda speaking. Let me talk regarding the accounting treatment. Well, OSI as you know is based on calendar year for their financial closing whereas Astellas April to March. So if more than 50% of shares are obtained by the first of July then on that assumption the sales from April would be added to our accounting. Regarding OSI fiscal year, how that is to be established, we have not had the final answers, but they will be treated in line with Astellas’ rule and accounting. Is that all right?

<Q - Fumiyoshi Sakai>: Okay. Thank you very much. So the fiscal year may change?

<A - Yasumasa Masuda>: That is a possibility. As the group management it is preferable to have the same fiscal year so that would be an issue we would discuss.

<Q - Fumiyoshi Sakai>: Thank you. That’s all.

Operator:

There is no further question, so we would like to stop Q&A.

Company Representative:

Thank you very much for participating to the conference call today and we hope that you would support our company going forward as well. Thank you very much.

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